SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2011
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 20, 2011

Shaw Communications Inc.

By:	/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
SHAW DECLARES MONTHLY DIVIDENDS
Calgary, Alberta (October 20, 2011) — Shaw Communications Inc. (“Shaw”) announced today that its Board of Directors has declared monthly dividends of $0.076667 on Shaw’s Class B Non-Voting Participating Shares and $0.076458 on Shaw’s Class A Participating Shares, payable on each of December 29, 2011, January 30, 2012 and February 28, 2012, to holders of record at the close of business on December 15, 2011, January 15, 2012 and February 15, 2012, respectively.
The foregoing dividends are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.
Shaw’s Board of Directors reviews the applicable dividend rates on a quarterly basis. Shareholders will not be entitled to receive dividends unless they are holders of record on the record date announced by Shaw in respect of a particular dividend declaration, and there is no entitlement to any dividend prior to such date.
Shaw is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.4 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 18 specialty networks including HGTV Canada, Food Network Canada, History Television and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR). For more information about Shaw, please visit www.shaw.ca.
For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca

NEWS RELEASE
SHAW DECLARES DIVIDEND PAYABLE ON PREFERRED SHARES
Calgary, Alberta (October 20, 2011) — Shaw Communications Inc. (“Shaw”) announced today that its Board of Directors has declared the quarterly dividend on its Cumulative Redeemable Rate Reset Preferred Shares, Series A (the “Series A Shares”) for the three-month period ended December 31, 2011. The dividend of $0.28125 per Series A Share will be payable on January 3, 2012 to holders of record at the close of business on December 15, 2011.
The Series A Shares are listed on the Toronto Stock Exchange under the ticker symbol SJR.PR.A.
The foregoing dividends are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.
Shareholders will not be entitled to receive dividends unless they are holders of record on the record date announced by Shaw in respect of a particular dividend declaration, and there is no entitlement to any dividend prior to such date.
Shaw is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.4 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 18 specialty networks including HGTV Canada, Food Network Canada, History Television and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR). For more information about Shaw, please visit www.shaw.ca.
For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca